919 THIRD AVENUE NEW YORK NEW YORK 10022-3908

Kevin T. Collins
May 19, 2016	Tel +1 212 891 1634
kcollins@jenner.com

VIA EDGAR AND OVERNIGHT COURIER

Mara Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	US Foods Holding Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed May 20, 2016

File No. 333-209442

Dear Ms. Ransom:

On behalf of US Foods Holding Corp. (the “Registrant”), we hereby respectfully submit the Registrant’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 18, 2016 with respect to Amendment No. 4 to the Registration Statement on Form S-1, filed on May 13, 2016 (as amended, the “Registration Statement”).

This letter and Amendment No. 5 to the Registration Statement (“Amendment No. 5”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 5 marked to indicate changes from Amendment No. 4 filed on May 13, 2016.

For the convenience of the Staff, the Staff’s comments are reproduced below and followed by the response of the Registrant. All references to page numbers in the Registrant’s responses are to the pages in the marked version of Amendment No. 5.

Dilution, page 46

1.	Please tell us how you arrived at the amount you present for total consideration paid to existing owners as of April 2, 2016. It does not appear the amount reflects the impact of dividends paid to the existing shareholders, which would reduce the effective cash cost of shares held by such shareholders. Refer to Item 506 of Regulation S-K.

CHICAGO LONDON LOS ANGELES NEW YORK WASHINGTON, DC

United States Securities and Exchange Commission

May 19, 2016

In response to the Staff’s comment, the Registrant has revised the disclosures on page 47 to take into account the one-time special cash distribution.

Management

Composition of the Board of Directors, page 99

2.	We note your disclosure that the Board of Directors fixed the current number of directors at eight and there is currently one vacancy. However we note your disclosure on page 149 that the Amended and Restated Stockholders Agreement provides that upon completion of the offering the Board of Directors will consist of 10 directors with one vacancy. Please clarify the number of directors you will have upon completion of the offering and tell us if you expect to fill any vacancies or name additional directors prior to effectiveness.

In response to the Staff’s comment, the Registrant has revised the disclosures on pages 99 and 150 to clarify that the Board of Directors is currently comprised of nine seats, with two of such nine seats vacant, and that upon the completion of the offering, the Board of Directors is expected to be comprised of nine seats, with one of such nine seats vacant.

Please contact the undersigned at (212) 891-1634 or William L. Tolbert Jr. at (202) 639-6038 or Jason M. Casella at (212) 891-1646 should you require further information or have any questions.

Sincerely,

/s/ Kevin T. Collins

Kevin T. Collins

cc:	Lisa Kohl, Robert Babula, Andrew Blume, Scott Anderegg

United States Securities and Exchange Commission

Joseph Kaufman

Simpson Thacher & Bartlett LLP

Steven J. Slutzky

Debevoise & Plimpton LLP